EXHIBIT 1


                                                  Contact:  Stewart Lindsay
                                                            Edelman PR Worldwide
                                                            1-212-704-4435



             Bunge Limited Declares Regular Quarterly Cash Dividend


WHITE PLAINS, NY - July 29, 2002 - Bunge Limited (NYSE: BG) announced that its Board of Directors declared a regular quarterly cash dividend of $0.095 per share. The dividend is payable on Friday, August 30, 2002 to shareholders of record on Thursday, August 15, 2002. Bunge Limited had 99,249,899 common shares outstanding on June 30, 2002.



About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. The Company is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America.